23 March 2016

National Grid appoints new UK Executive Director

National Grid is pleased to announce the appointment of Nicola Shaw CBE to the Board as UK Executive Director.

Sir Peter Gershon, Chairman of National Grid, said:
“The Board is delighted to appoint Nicola Shaw to lead our UK business following John Pettigrew’s appointment as CEO. Nicola has a strong track-record in leading important infrastructure businesses and in working with the UK Government and Regulators. Her broad experience makes her ideally placed to help National Grid deliver value for our customers today and into the future.”

Since 2011, Nicola has been the Chief Executive Officer of High Speed 1 Ltd. In this role she has successfully led the transition of High Speed 1 Ltd from construction phase into a long-term business, managing and maintaining the high speed railway infrastructure and stations, and delivering a successful operating performance. Previously, Nicola was an Executive Director of First Group Plc where she was Managing Director of the European bus division.

Nicola was recently asked to report to the UK Government on the future structure and financing of Network Rail. The Shaw report was published in March 2016.

She is also a Director of Ellevio AB, a Swedish electricity distribution company, and has served as a Non-Executive Director of Aer Lingus.

It is expected that Nicola will join National Grid in the third quarter of this calendar year.

In accordance with the Listing Rules, there are no additional matters that would require disclosure under 9.6.13R of the Listing Rules of the UK Financial Conduct Authority.

CONTACTS

Investors:
Aarti Singhal	+44 (0)20 7004 3170
David Brining	+44 (0)20 7004 3166
Media
Gemma Stokes	+44 (0)19 2665 5272
Sean Kemp	+44 (0)20 7004 3149
Brunswick
Tom Burns	+44 (0)20 7404 5959
Mike Smith	+44 (0)20 7396 3540

Notes to Editors:

Nicola Shaw started her career at London Transport in 1990. She held various transport advisory and consultancy roles for the World Bank and Halcrow Fox. Between 1999 and 2002 she held the roles of Deputy Chief Economist and Deputy Director of Access, Competition and Licencing at the Office of the Rail Regulator. Nicola was the Chief Operating Officer and Managing Director of the Strategic Rail Authority between 2003 and 2005.

Ms Shaw has been appointed on an annual salary of £450,000, effective from the start of her employment with National Grid plc. This will next be reviewed at the same time as the salaries of other Directors in 2017.  Her salary has been set in line with the Company’s remuneration policy and the Remuneration Committee of the Company intends, subject to her progression in the role and performance, to increase it towards market level by way of future phased increases in excess of those awarded to other Company employees and of market movement. Ms Shaw will receive benefits in line with those received by other Executive Directors, including a car allowance, private medical insurance, life insurance and a cash allowance of 30% of salary in lieu of a contribution to a pension scheme.  She will be eligible to participate in the National Grid Annual Performance Plan (APP) and Long Term Performance Plan (LTPP).  Her target and maximum APP opportunity will be 62.5% and 125% of base salary respectively, and will be linked to the achievement of corporate financial measures and individual objectives specific to her role.  She will be eligible to receive a LTPP award over shares of a maximum of 300% of base salary.  It is intended that her first LTPP award will be granted on or shortly after the start of her employment.  The performance conditions for this award will relate to value growth, Group ROE and UK ROE. As an Executive Director on the Board, Ms Shaw will be required to build up and retain a shareholding in National Grid amounting to 400% of her base salary.

To compensate her for the forfeiture of certain short and long-term incentive cash awards at her current employer which are due to vest in June 2016, Ms Shaw will receive a payment of up to £485,000 shortly after the start of her employment.  Any payment made will be paid in cash to reflect the form of the awards forfeited at her current employer and will be subject to tax. In structuring the payment, the Remuneration Committee has sought to reflect the form, timing and value of the awards foregone in order to ensure that the terms of the buyout payment are no more favourable than the terms of the original awards.  The amount will be repayable by her in full in the event that she resigns from the company within two years of her commencement date.